Great-West Funds, Inc.

8515 East Orchard Road

Greenwood Village, CO 80111

July 7, 2020

VIA EDGAR

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	Great-West Funds, Inc. ("Great-West Funds" or "Registrant")
Registration Statement on Form N-14
File No. 333-237892

Dear Ms. Choo:

This letter responds to comments of the Commission staff ("Staff") received telephonically on June 26, 2020, regarding the Registrant's Pre-Effective Amendment No. 1 to Registration Statement on Form N-14, as filed on June 17, 2020 with the U.S. Securities and Exchange Commission on behalf of Great-West Funds. Below we have provided a summary of the Staff's comments, followed by the responses of the Registrant. These responses will be incorporated into a definitive copy of the Information Statement/Prospectus and Statement of Additional Information filed pursuant to Rule 497 of the Securities Act of 1933, as amended. Capitalized terms not defined in this letter have the meanings given them in the Registration Statement.

The N-14 filing was filed to notify shareholders of the merger of the following Great-West Lifetime Conservative Funds ("Target Funds") into the Great-West Lifetime Funds ("Acquiring Funds"):

Target Fund (collectively the "Target Funds")	Acquiring Fund (collectively the "Acquiring Funds")
Great-West Lifetime Conservative 2015 Fund	Great-West Lifetime 2015 Fund
Great-West Lifetime Conservative 2020 Fund	Great-West Lifetime 2020 Fund
Great-West Lifetime Conservative 2025 Fund	Great-West Lifetime 2025 Fund
Great-West Lifetime Conservative 2030 Fund	Great-West Lifetime 2030 Fund
Great-West Lifetime Conservative 2035 Fund	Great-West Lifetime 2035 Fund
Great-West Lifetime Conservative 2040 Fund	Great-West Lifetime 2040 Fund
Great-West Lifetime Conservative 2045 Fund	Great-West Lifetime 2045 Fund
Great-West Lifetime Conservative 2050 Fund	Great-West Lifetime 2050 Fund
Great-West Lifetime Conservative 2055 Fund	Great-West Lifetime 2055 Fund
Great-West Lifetime Conservative 2060 Fund	Great-West Lifetime 2060 Fund

RESPONSES TO STAFF COMMENTS

Comment No. 1

Letter to Shareholders. Staff notes that in regards to the total expense ratios, in some places it states "substantially similar" and in other places it states "slightly higher" such as in this section. Please make the wording consistent throughout the document.

Response

Comment complied with by revising the language to state the total expense ratio is "slightly higher" rather than "substantially similar" throughout the document.

Comment No. 2

Investment Strategies, page 2. Please consider including a comparison of the glide path charts between the Lifetime Conservative Funds and Lifetime Funds.

Response

Comment complied with by including a comparison of the glide path charts between the Lifetime Conservative Funds and Lifetime Funds.

Comment No. 3

Principal Investment Risks, page 8. Please reconcile the reference to "substantially similar" risks with the prior statement that the Acquiring Funds are generally riskier due to their higher equity allocations.

Response

Comment complied with by revising the disclosure as follows:

"The principal investment risks associated with the Target Funds are substantially similar to the principal investment risks associated with the Acquiring Funds, the only difference being that the Acquiring Funds have slightly higher allocations to equity Underlying Funds and lower allocations to fixed income Underlying Funds than the Target Funds. The Acquiring Funds are generally riskier due to their higher equity securities allocations, which may result in higher equity securities risk exposure."

Comment No. 4

Principal Investment Risks, Interest Rate Risk, page 9. Staff notes the sentence that reads "The longer a security's maturity, that is, the time remaining until the final payment on the security is due, the greater the risk and the higher its yield" is not true when the interest rate yield curve is inverted. Please consider deleting this disclosure. Also, please consider including disclosure that interest rates are at or near historic lows.

Response

Comment complied with by revising the disclosure as follows:

"The market value of a fixed income security is affected significantly by changes in interest rates. When interest rates rise, the market value of fixed income securities generally declines and when interest rates decline, market values of such securities generally rise. In general, the longer the maturity or duration of a security, the greater its sensitivity to changes in interest rates. Currently, interest rates are at or near historic lows, which may increase an Underlying Fund's exposure to risks associated with rising interest rates. Recent and potential future changes in monetary policy may affect the level of interest rates."

Comment No. 5

Principal Investment Risks, Portfolio Turnover Risk, page 10. Staff notes that since the Funds invest in Underlying Funds the higher transaction costs would be born indirectly by both the Funds and their shareholders. Please revise disclosure accordingly.

Response

Comment complied with by revising the disclosure as follows:

"High portfolio turnover rates generally result in higher transaction costs (which are borne indirectly by both the Fund and shareholders)."

Comment No. 6

Fees and Expenses, page 16 and Example, page 28 – Please remove the word "may" from the sentences that state "If the fees and expenses imposed by a Permitted Account were reflected, the fees and expenses shown below would be higher because the Permitted Accounts may contain fees and expenses that are separate and distinct from the fees and expenses associated with investing in a Fund."

Response

Comment complied with as suggested.

Comment No. 7

Average Annual Total Returns Tables, page 36. Staff notes that for all tables displaying the average annual total returns, index returns should follow the returns of all of the Fund's classes. Please ensure this change is made consistently throughout.

Response

Comment complied with by revising the tables so the index returns follow the returns of all the Fund's classes.

Comment No. 8

Advisory Fees, page 53. Staff notes the first sentence needs to specify the 12 bps advisory fee is the actual advisory fee paid as opposed to GWCM being "entitled to a fee" in accordance with the requirements of Form N-1A.

Response

Comment complied with by revising the disclosure as follows:

"For its services, with respect to the Funds, GWCM receives an investment advisory fee, which is calculated daily and paid monthly, at an annual rate of 0.12% of each Fund's average daily net assets."

Comment No. 9

The Board's Approval of the Reorganization, page 99. Board considerations section that none of the target reorganization as part of any portfolio repositioning.

If considered by the Board, please include disclosure in the funds' investments are expected to be sold prior to the

Response

While the Board did not separately and specifically consider "portfolio repositioning," in approving the reorganization, the Board did consider elements of the reorganization that would be potentially impacted by the occurrence of portfolio repositioning such as the tax-free nature of the reorganization, expected costs of the reorganization, and overall terms and impact of the reorganization on shareholders and their respective rights, as stated in the disclosure as follows:

"In approving this reorganization, the Board considered a number of factors in reaching its determination, including the following:

∙the compatibility of each Target Fund's investment objective, principal investment strategies, and principal investment risks with those of its corresponding Acquiring Fund;

∙the investment performance of each Target Fund and its corresponding Acquiring Fund and the portfolio managers of the Funds;

∙the relative fees and expense ratios of each Target Fund and its corresponding Acquiring Fund;

∙the anticipated federal income tax-free nature of this reorganization;

∙the expected costs of this reorganization and the fact that the Funds would not bear any of such costs;

∙the terms of this reorganization and whether this reorganization would dilute the interests of shareholders of the Funds;

∙the effect of this reorganization on shareholder rights;

∙alternatives to this reorganization; and

∙any potential benefits to GWCM and its affiliates as a result of this reorganization."

Comment No. 10

Description of Securities to be Issued, page 56. Please revise the last paragraph to state "each Acquiring Fund will be the surviving fund" rather than "the Acquiring Fund will be the surviving fund".

Response

Comment complied with as suggested.

Comment No. 11

Material Federal Income Tax Consequences, page 57. Staff suggests considering whether the statement "Reorganization costs do not include any commissions or other transaction costs that would be incurred due to portfolio repositioning" is necessary in light of the fact that portfolio repositioning is not to occur.

Response

Comment complied with by removing this sentence from the disclosure.

Comment No. 12

The Board's Approval of the Reorganization, page 99. Staff suggests reviewing the use of "substantially similar" throughout the document, specifically with regard to performance, risks and total expense ratios to ensure that the wording is consistent throughout the document.

Response

Comment complied with by revising the disclosure as follows:

"GWCM believes that this reorganization will benefit the Target Funds and their shareholders by, among other things, allowing the reorganization of each Target Fund into a fund with the same target date, identical investment objective, historically better performance, substantially similar investment strategies and investment risks, and a slightly higher total expense ratio."

Please do not hesitate to contact me at (303) 737-1131, if you have any questions or wish to discuss any of the responses presented above.

Sincerely,

/s/ Adam J. Kavan

Adam J. Kavan

Senior Counsel & Assistant Secretary

Enclosures

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